AMENDMENT NO. 1

to

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT No. 1 (this “Amendment”) dated November 30, 2015 by and between AllianceBernstein L.P. (the “Adviser”) and Lyrical Asset Management LP (the “Sub-Adviser”) to the Investment Sub-Advisory Agreement dated July 31, 2014 by and between the Adviser and the Sub-Adviser (the “Sub-Advisory Agreement”). Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Sub-Advisory Agreement.

WHEREAS, the Adviser and the Sub-Adviser desire to amend the Sub-Advisory Agreement;

NOW, THEREFORE, in consideration of the foregoing and for good and other valuable consideration the receipt and adequacy of which are hereby acknowledged, the Adviser and Sub-Adviser agree as follows:

1.	Section 14.b of the Agreement is hereby deleted and replaced in its entirety with the following:

b.	Termination. This Agreement may be terminated at any time without payment of any penalty (i) by the Board, or by a vote of a majority of the outstanding voting securities of the Fund, upon 60 days’ prior written notice to the Adviser and the Sub-Adviser or (ii) by the Sub-Adviser upon 90 days’ prior written notice to the Adviser and the Fund. The Adviser may terminate this Agreement, without payment of any penalty, upon 60 days’ prior written notice to the Sub-Adviser, provided that this Agreement may be terminated immediately by the Adviser in writing upon the occurrence of any material breach of this Agreement by the Sub-Adviser. This Agreement shall terminate automatically and immediately upon termination of the Advisory Agreement. This Agreement shall terminate automatically and immediately in the event of its assignment. The terms “assignment,” “interested person” and “vote of a majority of the outstanding voting securities” shall have the meaning set forth for such terms in the 1940 Act or the rules thereunder. This Agreement may be amended at any time by the Sub-Adviser and the Adviser, subject to approval by the Board (including approval by those Directors that are not “interested persons” of the Company) and, if required by the 1940 Act or applicable SEC rules and regulations, a vote of a majority of the Fund’s outstanding voting securities; provided, however, that, notwithstanding the foregoing, this Agreement may be amended or terminated in accordance with any exemptive order issued to the Adviser, the Company or its affiliates. It is understood that from time to time the Allocated Portion may be zero. This Agreement does not terminate in the event that no Allocated Portion is available for the Sub-Adviser.

2.	This Amendment shall become effective on the date specified in writing by the Adviser to the Sub-Adviser following its execution by the parties hereto and approval by the Board.

3.	Except as expressly amended hereby, all provisions of the Sub-Advisory Agreement remain in full force and effect and are unchanged in all other respects.

4.	This Amendment shall be construed in accordance with and governed by the laws of the State of New York.

5.	This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and, all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives.

ALLIANCEBERNSTEIN L.P.

By:	/s/ Louis T. Mangan

Name:	Louis T. Mangan
Title:	Assistant Secretary

LYRICAL ASSET MANAGEMENT LP

By:	/s/ Jeffrey Moses

Name:	Jeffrey Moses
Title:	Chief Operating Officer